13601 Via Varra, Broomfield Colorado, 80020
November 17, 2023

VIA EDGAR

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Claire Erlanger
Kevin Woody

Re: Crocs, Inc.
Form 10-K for the Year Ended December 31, 2022
Form 8-K furnished July 27, 2023
File No. 001-51754

Dear Ms. Erlanger and Mr. Woody:

This letter is submitted on behalf of Crocs, Inc. (the “Company,” “we,” “our”), in response to the comments that you have provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated October 26, 2023.

For your convenience, we have set forth the original comment from your letter in bold and italicized typeface to which we are responding.

Form 10-K for the Year Ended December 31, 2022

Note 12. Revenues, page F-28

1.Staff Comment: We note that your notes to the financial statements include detail of revenue by channel, as well as by your geographical segments, and the Hey Dude brand. We also note that in your earnings calls and investor presentations there appears to be a focus on the product categories within the Crocs Brand of sandals, clogs, and jibbitz, and your calls discuss revenue and growth within these categories. In light of this focus on these products, please tell us the consideration you gave to disclosing the revenue related to each of these products in the notes to the financial statements. See guidance on disaggregated revenue disclosure in ASC 606-10-55-89 though 55-91.

Company Response: The Company respectfully acknowledges the Staff’s comment. Based on the guidance set forth in ASC 606-10-55-89, we have concluded it is appropriate to disaggregate revenues by channel, as well as by geography for the Crocs Brand and the HEYDUDE Brand, which operates primarily in the United States.

In reaching this conclusion, we also evaluated the guidance in ASC 606-10-55-90 by considering information disclosed outside of the financial statements and information regularly reviewed by the chief operating decision maker (“CODM”). While we disclose revenues and growth for sandals, clogs, and Jibbitz in our earnings calls and investor presentations, we do so because these product categories are included in our strategic areas of focus for the Crocs Brand. These strategic areas of focus are further detailed in Item 1. Business of our Annual Report on Form 10-K for the year ended December 31, 2022. Additionally, revenues and growth information for sandals, clogs, and Jibbitz are provided to our CODM because this information is associated with our strategic initiatives. While we have considered these factors, we also have considered the guidance in ASC 606-10-55-89 and concluded not to disaggregate revenues by these product categories as the nature, amount, timing, and uncertainty of revenue and cash flows for sandals, clogs, and Jibbitz are similarly affected by economic factors. Further, we evaluated the examples outlined in ASC 606-10-55-91 as follows:

•Type of good or service (for example, major product lines) - Substantially all of our products are footwear or footwear-related. We do not believe that economic factors materially impact the sale of our products differently in regard to the nature, amount, timing, and uncertainty of revenue and cash flows.
•Geographic region (for example, country or region) - Revenues for the Crocs Brand are generated globally. Revenues for the HEYDUDE Brand are primarily generated in the United States. We disaggregate revenues geographically for the Crocs Brand based on how economic factors impact the nature, amount, timing, and uncertainty of revenue.
•Market or type of customer (for example, government and nongovernment customers) - Our customers are either individuals, who purchase our product through our Direct-to-Consumer (“DTC”) channel, or wholesale businesses, which purchase our product through our Wholesale channel. We disaggregate revenue by sales channel, as described below.
•Type of contract (for example, fixed-price and time-and-materials contracts) - Our contracts with customers represent a single performance obligation and only differ by channel (i.e., Wholesale and DTC), as described below.
•Contract duration (for example, short-term and long-term contracts) - Our contracts with customers are relatively homogeneous in duration and do not differ substantially from one another.
•Timing of transfer of goods or services (for example, revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time) - We recognize revenue at a point in time for all goods sold.
•Sales channels (for example, goods sold directly to consumers and goods sold through intermediaries) - We have two sales channels, Wholesale and DTC, which are defined further in Item 1. Business of our Annual Report on Form 10-K for the year ended December 31, 2022. We disaggregate revenues by sales channel as outlined in Note 12 — Revenues of our Annual Report on Form 10-K for the year ended December 31, 2022, as economic factors impact our sales channels differently.

We concluded it is appropriate to disaggregate revenues by channel and geography only as these categories depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors as governed by ASC 606-10-55-89.

Note 17. Segments, page F-36

1.Staff Comment: We note that in addition to disclosing your identified segment profitability measure, income from operations, for your four identified reportable segments, you also report a subtotal for total Crocs Brand income from operations, which includes an adjustment for "Brand corporate" expenses. In light of the fact that Crocs Brand is not identified as a segment, please tell us why you believe it is appropriate to present a Crocs Brand income from operations measure. In this regard, the reconciliation required by ASC 280-10-50-30 should be the total of your reportable segments’ measures of profit or loss to your consolidated income before income taxes. Allocations and other adjustments should be made after totaling the segment measures of profitability. Additionally, the amount of each segment item reported in Note 17 should be the measure reported to the CODM for purposes of making decisions about allocating resources to the segment and assessing its performance. See guidance in ASC 280-10-50-27. Please advise or revise accordingly. Further, disclosure of Crocs Brand income from operations within MD&A, such as on page 36, would be considered a Non-GAAP measure and should be identified as such if you continue to present in future filings.

Company Response: We respectfully acknowledge the Staff’s comment. Beginning with the acquisition of HEYDUDE on February 17, 2022, we reassessed our segments as follows: Crocs Brand - Americas, Crocs Brand - EMEALA, Crocs Brand - Asia Pacific, and HEYDUDE Brand. This determination was made in accordance with the management approach guidance in ASC 280-10-05-3. In making this determination, we evaluated the segment reporting guidance, specifically the characteristics in ASC 280-10-50-1 and 280-10-50-27, and concluded that our CODM regularly reviews measures of profit or loss in the CODM package organized by these four segments for the purposes of allocating resources to each segment and assessing the performance of each segment. While the “Crocs Brand” was not determined to be a segment, we included Crocs Brand income from operations, inclusive of Crocs “Brand corporate” costs, in our disclosure because we believed it to be a helpful measure for investors to use in assessing our business. Further, our business has continued to evolve in the period following the consummation of the HEYDUDE acquisition, as we have grown the brand and staffed and developed our leadership team at HEYDUDE. Our CODM package is expected to change beginning in the last month of the quarter ending December 31, 2023, such that profitability measures that are regularly reviewed by the CODM will be limited to the Crocs Brand and HEYDUDE Brand. As a result, we expect to reassess our segments and, as necessary, will revise them, in accordance with ASC 280-10-50-34, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2023 (the “2023 Form 10-K”). Should we conclude that our segments need to change to the Crocs Brand and the HEYDUDE Brand, we expect the disclosure of segment profit or loss in our 2023 Form 10-K to be organized as follows (for illustrative purposes):

Year Ended December 31,
	2023	2022	2021
(in thousands)
Revenues:
Crocs Brand	$ XXX	$ XXX	$ XXX
HEYDUDE Brand	XXX	XXX	XXX
Total consolidated revenues	$ XXX	$ XXX	$ XXX
Income from operations:
Crocs Brand	$ XXX	$ XXX	$ XXX
HEYDUDE Brand	XXX	XXX	XXX
Reconciliation of segment income from operations to income before income taxes:
Enterprise corporate	XXX	XXX	XXX
Total consolidated income from operations	XXX	XXX	XXX
Foreign currency gains (losses), net	XXX	XXX	XXX
Interest income	XXX	XXX	XXX
Interest expense	XXX	XXX	XXX
Other income (expense), net	XXX	XXX	XXX
Income before income taxes	$ XXX	$ XXX	$ XXX

Depreciation and amortization:
Crocs Brand	$ XXX	$ XXX	$ XXX
HEYDUDE Brand	XXX	XXX	XXX
Enterprise corporate	XXX	XXX	XXX
Total consolidated depreciation and amortization	$ XXX	$ XXX	$ XXX

Form 8-K furnished July 27, 2023

Exhibit 99.1 Earnings Release, page 1

1.Staff Comment: We note your disclosure that management uses non-GAAP results to assist in comparing business trends from period to period on a consistent basis in communications with the board of directors, stockholders, analysts, and investors concerning our financial performance. You believe that these non-GAAP measures are useful to investors and other users of your condensed consolidated financial statements as an additional tool for evaluating operating performance and trends. However, this reason appears to be a general statement that applies to all Non-GAAP financial measures disclosed in your Form 8-K. Please revise future filings to provide for each non-GAAP measure, the specific reason(s) why management believes the presentation of such non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. Management's reason should be specific to the individual non-GAAP financial measure and avoid the use of overly generic boilerplate language. See guidance in Item 10(e)(1)(i)(C) of Regulation S-K.

Company Response: We respectfully acknowledge the Staff’s comment and undertake that in future press releases furnished with the Commission we will disclose the specific reason(s) why management believes the presentation of each non-GAAP financial measure provides useful information to investors regarding our financial condition and results of operations.

Set forth below is proposed disclosure utilizing the Company’s earnings release that was furnished to the Commission on July 27, 2023, for illustrative purposes.

In addition to financial measures presented on the basis of accounting principles generally accepted in the United States of America (“GAAP”), we present “Non-GAAP cost of sales,” “Non-GAAP gross profit,” “Non-GAAP gross margin,” “Non-GAAP gross margin by brand,” “Non-GAAP selling, general, and administrative expenses,” “Non-GAAP selling, general and administrative expenses as a percent of revenues,” “Non-GAAP income from operations,” “Non-GAAP operating margin,” “Non-GAAP income before income taxes,” “Non-GAAP income tax expense (benefit),” “Non-GAAP effective tax rate,” “Non-GAAP net income,” and “Non-GAAP basic and diluted net income per common share,” which are non-GAAP financial measures. We also present future period guidance for “Non-GAAP operating margin,” “Non-GAAP income from operations,” “Non-GAAP effective tax rate,” and “Non-GAAP diluted earnings per share.” Non-GAAP results exclude the impact of items that management believes affect the comparability or underlying business trends in our condensed consolidated financial statements in the periods presented.

We also present certain information related to our current period results of operations through “constant currency,” which is a non-GAAP financial measure and should be viewed as a supplement to our results of operations and presentation of reportable segments under GAAP. Constant currency represents current period results that have been retranslated using exchange rates used in the prior year comparative period to enhance the visibility of the underlying business trends excluding the impact of foreign currency exchange rate fluctuations.

Management uses non-GAAP results to assist in comparing business trends from period to period on a consistent basis in communications with the board of directors, stockholders, analysts, and investors concerning our financial performance. We believe that these non-GAAP measures, in addition to corresponding GAAP measures, are useful to investors and other users of our condensed consolidated financial statements as an additional tool for evaluating operating performance and trends by providing meaningful information about operations compared to our peers by excluding the impacts of various differences.

Management believes Non-GAAP cost of sales is a useful performance measure for investors because it provides investors with a means of comparing these measures between periods without the impact of certain expenses that we believe are not indicative of our routine cost of sales. Our routine cost of sales includes core product costs and distribution expenses primarily related to receiving, inspecting, warehousing, and packaging product and transportation costs associated with delivering products from distribution centers. Costs not indicative of our routine cost of sales may or may not be recurring in nature and include costs to expand and transition to new distribution centers.

Management believes Non-GAAP gross profit, Non-GAAP gross margin, and Non-GAAP gross margin by brand are useful performance measures for investors because they eliminate the impact of certain expenses and allow a direct comparison of these measures between periods without the impact of certain expenses not related to our normal operations, such as costs to expand and transition to new distribution centers.

Management believes Non-GAAP selling, general and administrative expenses and Non-GAAP selling, general and administrative expenses as a percent of revenues are useful performance measures for investors because they provide a more meaningful comparison to prior periods and may be indicative of the level of such expenses to be incurred in future periods. These measures exclude the impact of certain expenses not related to our normal operations, such as costs related to the acquisition and integration of HEYDUDE and other costs that are expected to be non-recurring in nature.

Non-GAAP income from operations and Non-GAAP operating margin reflect the impact of Non-GAAP cost of sales and Non-GAAP selling, general, and administrative expenses, as discussed above. We believe these are useful performance measures for investors because they provide a useful basis to compare performance in the period to prior periods.

Non-GAAP income before income taxes reflects the impact of Non-GAAP income from operations, as discussed above. We believe this is a useful performance measure for investors because it provides a useful basis to compare performance in the period to prior periods.

Management believes Non-GAAP income tax expense (benefit) is a useful performance measure for investors because it provides a basis to compare our tax rates to historical tax rates, and because the adjustment is necessary in order to calculate Non-GAAP net income.

Management believes Non-GAAP effective tax rate is a useful performance measure for investors because it provides an ongoing effective tax rate that they can use for historical comparisons and forecasting.

Management believes Non-GAAP net income is a useful performance measure for investors because it focuses on underlying operating results and trends and improves the comparability of our results to prior periods. This measure reflects the impact of Non-GAAP cost of sales, Non-GAAP selling, general, and administrative expenses, and Non-GAAP income tax expense (benefit), as described above.

Management believes Non-GAAP basic and diluted net income per common share are useful performance measures for investors because they focus on underlying operating results and trends and improve the comparability of our results to prior periods. These measures reflect the impact of Non-GAAP cost of sales, Non-GAAP selling, general, and administrative expenses, and Non-GAAP income tax expense (benefit), as described above.

For the three and six months ended June 30, 2023, management believes it is helpful to evaluate our results excluding the impacts of various adjustments relating to special or non-recurring items. Investors should not consider these non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP.

If you have any questions or desire further information regarding the Company’s responses, please contact me at (303) 848-7000.

Sincerely,

CROCS, INC

/s/ Anne Mehlman
Anne Mehlman
Chief Financial Officer
cc: Jason Day, Perkins Coie LLP